June 15, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. Paul V. Hoagland
Executive Vice President of Administration and Chief Financial
Officer
1855 Boston Road
Wilbraham, Massachusetts 01095

Re: Friendly Ice Cream Corporation
        Form 10-K for the year ended December 31, 2005
        Form 10-Q for the quarter ended March 31, 2006
        Commission file #: 001-13579

Dear Mr. Hoagland:

We have completed our review of your Form 10-K and related filings and
have no further comments at this time.

        Sincerely,

        Linda Cvrkel
        Branch Chief